

VeganHood is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Women-ledVegan Options
VeganHood

Vegetarian / Vegan Restaurant

New York, NY 10030
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $25,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
VeganHood is seeking investment to expand and renovate new location.
Renovating LocationFirst LocationOperating Pop-ups
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

VeganHood is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Free desserts for your party for 1 year Invest $1,000 or more to qualify. 10 of 10 remaining

Each member of your party gets free dessert each time you dine with us during our opening year.

Free 3 course dinner for 2 with a champagne bottle Invest $5,000 or more to qualify. 10 of 10 remaining

Let's celebrate! Come with a guest for a special 3 course dinner on us. You can order anything you want on the menu and have your own bottle of champagne.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

100% Plant Based, For a Cause!

Lanise Herman-Thomas and Janine Smalls-Gueye have been building community gathering spaces their whole lives. As co-founders of Young Excellence Society Inc. (YES, Inc.), a non-profit and youth center specializing in programs and services for youths in Harlem, NYC, the pair have over a combined 11+ years working with over 400 inner-city at-risk youth.

In the midst of New York City's shutdown during June of 2020, Lanise and Janine were faced with the closure of their youth center due to COVID and had begun making sea moss and tea's that would help the immune system combat the virus while cooking 100% plant-based meals and deserts as a healthy food alternative. It was then they realized an opportunity to keep their center open by turning their love of vegan food into a business and the idea for VeganHood was born.

Serving nearly 200 people a week on a to-go and delivery only model from the kitchen of YES, Inc., Veganhood made over six figures in less than 5 months and have since outgrown their home. With the initial mission to bridge the gap between inner-city neighborhoods and veganism forming solid foundations, they've decided to pivot into brick and mortar.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Lanise & Janine
Owners

Wives, Moms, Entrepreneurs, Lanise and Janine are Co-founders of Young Excellence Society a 501c3 not-profit organization based in Harlem, NYC, which focus on youth programs and services. COVID 19 forced Lanise and Janine to jump into action, when they were faced with having to close their program doors. Laying off their staff and displacing their youth was not an option. Lanise and Janine resorted to previous work experiences and their lifestyles as vegans. VeganHood was birthed to save the programs and keep the door open, all monies made went to the non-profit. VeganHood was also birthed to save the lives of individuals who lived in their neighborhood by providing an 100% plant-based food option, healthy teas, and seamoss, to help build up the immune systems of the people in their community. Lanise and Janine were also tired of experiencing great losses in their neighborhood due to COVID 19.

Both with backgrounds in catering and fast-food services, certifications and trainings in food handling, in addition, to their passion to serve their community, it made it easy for Lanise and Janine to grow VeganHood into a tasty plant-base restaurant for a good cause.

This is a preview. It will become public when you start accepting investment.
OUR MISSION

To become the first 100% plant-based restaurant and bar in Harlem giving customers healthy food options, a fun and safe place to dine and socialize without compromising their health or the taste of their food while also providing locals an employment opportunity in a safe, fun, and educational learning environment.

This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
VEGANIZED, NOT COMPROMISED

VeganHood gives our customers the opportunity to make healthy food options with our 100% plant-based meals that are veganized, but not compromised, because all of our meals are traditionally tasty. We offer:

Intentionally prepared meals that give customers a sense of familiarity and nostalgia with our herbs, spices, and sauces that are derived from Caribbean and American soul food cuisines.
Creative, fun, and memorable recipes, with names inspired by terms and places used in "the hood" such as, Ayo Gyro and What's Good Smothered Chix'n, Bedstuy Shrimp Fry, and St. Nick Chix.
Taste and flavors irresistible to both vegans and non-vegans alike.
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

VeganHood's plans will expand into a dine-in restaurant with a full bar in the affluent Striver's Row area of Harlem. The specs:

First and only 100% plant-based restaurant in Harlem that can seat 34 persons for dine-in , 7-8 persons for bar area, and 10-15 persons for outdoor seating.
Able to comfortably seat over 9,000 customers monthly for lunch, dinner, desert, and/or just for a drink and appetizers at the bar.
Full menu with the addition of fresh oven made pizza.
Donations (in-kind and/or monetary) to local charitable organizations.
Local and national distribution of our herbs, seasonings, sauces, and foods.
This is a preview. It will become public when you start accepting investment.
JUNE 2020
Opened

Open ghost kitchen in office

JUNE 2020
Incorporated
JUNE 2020
Partnership With Grubhub
NOVEMBER 2020
Sold Out Brunch

VeganHood hosted a SOLD OUT brunch for over 200 people.

MARCH 2021
Online Pre-Packed Chix'n

VeganHood began shipping it's famous chix'n

JULY 2021
Closed Kitchen

VeganHood closed its kitchen due to outgrowing its home. VeganHood became very popular in the vegan community with mentions on Vegnews, Happy Cow, Yelp, Google, customer reviews via social media and word of mouth.

NOVEMBER 2021
Scout Location

VeganHood is finalizing lease

NOVEMBER 2021
Capital Raise

VeganHood is seeking capital to reopen in a large restaurant & bar located in Harlem, NYC.

DECEMBER 2021
Renovation Begins

New location will undergo renovation

DECEMBER 2021
Liquor License Process

VeganHood will submit liquor license application for bar.

This is a preview. It will become public when you start accepting investment.
WHAT CUSTOMERS ARE SAYING
Play
00:00
-01:21
Mute
Settings
Enter fullscreen
Play
This is a preview. It will become public when you start accepting investment.
LET THE PEOPLE TALK!

We have 5.0 star reviews across several platforms such as Google, Yelp, and Happy Cow. Customers new and old come from near and far to get a taste of VeganHood.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Q&A
What does your company do?

VeganHood serves delicious, plant-based food everyone loves.

Where do you want to be in 5 years?

In 5 years VeganHood will be in all 5 boroughs in NYC and products on the shelves in all supermarket near you.

Why did you choose this idea? Why do you care?

We did choose VeganHood, VeganHood chose us! During the pandemic, we saw that our community was in need of healthier eating habits to help build their immune systems.

How far along are you? What's your biggest obstacle?

VeganHood's biggest obstacle is funding for a larger location as our current kitchen couldn't handle the capacity of orders coming in every day.

Who competes with you? What do you understand that they don't?

VeganHood will be the first bar and restaurant in our community and our customers love the familiar taste that our food gives them. We believe our customer service is what sets us apart.

How will you make money?

By offering our clients an amazing atmosphere where they can enjoy themselves with friends and family while they purchase meals and drinks in person and products online.

What does your company do?

VeganHood serves delicious, plant-based food everyone loves.

Where do you want to be in 5 years?

In 5 years VeganHood will be in all 5 boroughs in NYC and products on the shelves in all supermarket near you.

Why did you choose this idea? Why do you care?

We did choose VeganHood, VeganHood chose us! During the pandemic, we saw that our community was in need of healthier eating habits to help build their immune systems.

How far along are you? What's your biggest obstacle?

VeganHood's biggest obstacle is funding for a larger location as our current kitchen couldn't handle the capacity of orders coming in every day.

Who competes with you? What do you understand that they don't?

VeganHood will be the first bar and restaurant in our community and our customers love the familiar taste that our food gives them. We believe our customer service is what sets us apart.

How will you make money?

By offering our clients an amazing atmosphere where they can enjoy themselves with friends and family while they purchase meals and drinks in person and products online.

What does your company do?

VeganHood serves delicious, plant-based food everyone loves.

Where do you want to be in 5 years?

In 5 years VeganHood will be in all 5 boroughs in NYC and products on the shelves in all supermarket near you.

Why did you choose this idea? Why do you care?

We did choose VeganHood, VeganHood chose us! During the pandemic, we saw that our community was in need of healthier eating habits to help build their immune systems.

How far along are you? What's your biggest obstacle?

VeganHood's biggest obstacle is funding for a larger location as our current kitchen couldn't handle the capacity of orders coming in every day.

Who competes with you? What do you understand that they don't?

VeganHood will be the first bar and restaurant in our community and our customers love the familiar taste that our food gives them. We believe our customer service is what sets us apart.

How will you make money?

By offering our clients an amazing atmosphere where they can enjoy themselves with friends and family while they purchase meals and drinks in person and products online.

This is a preview. It will become public when you start accepting investment.

Welcome to the VeganHood Crew

VeganHood is extremely thankful for all the support and love. We know when the community sticks together nothing is impossible and we need your help! We will continue to make great tasting food and change the lives of people in the hood, one plant-based meal at a time.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction, Equipment, Decor $27,300
Mainvest Compensation $2,700
Working Capital $15,000
Total $45,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,232,968 $1,356,264 $1,451,202 $1,523,762 $1,569,474
Cost of Goods Sold $332,002 $365,201 $390,764 $410,302 $422,610
Gross Profit $900,966 $991,063 $1,060,438 $1,113,460 $1,146,864

EXPENSES

Rent $60,000 $61,500 $63,037 $64,612 $66,227
Utilities $19,000 $19,475 $19,961 $20,460 $20,971
Salaries $192,539 $211,792 $226,617 $237,947 $245,085
Insurance $20,000 $20,500 $21,012 $21,537 $22,075
Repairs & Maintenance $20,000 $20,500 $21,012 $21,537 $22,075
Legal & Professional Fees $25,000 $25,625 $26,265 $26,921 $27,594
Donation $50,000 $51,250 $52,531 $53,844 $55,190
Marketing $5,000 $0 $0 $0 $0
Operating Profit $509,427 $580,421 $630,003 $666,602 $687,647
This information is provided by VeganHood. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Vegan Hood EIN.pdf
Investment Round Status
Target Raise $45,000
Maximum Raise $75,000
Amount Invested $0
Investors 0
Investment Round Ends January 28, 2022
Summary of Terms
Legal Business Name VEGANHOOD
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1.3%-2.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition
Forecasted milestones

VeganHood forecasts the following milestones:

Secure lease in New York, NY by November, 2021.

Hire for the following positions byJanuary, 2022: Seating Hostess, Floor Manager, Cashier

Achieve $1,23296.00 revenue per year by 2023.

Achieve $509,427.00profit per year by 2023.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the VeganHood's fundraising. However, VeganHood may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of VeganHood to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

VeganHood operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. VeganHood competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from VeganHood's core business or the inability to compete successfully against the with other competitors could negatively affect VeganHood's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in VeganHood's management or vote on and/or influence any managerial decisions regarding VeganHood. Furthermore, if the founders or other key personnel of VeganHood were to leave VeganHood or become unable to work, VeganHood (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which VeganHood and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, VeganHood is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

VeganHood might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If VeganHood is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt VeganHood

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect VeganHood's financial performance or ability to continue to operate. In the event VeganHood ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither VeganHood nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

VeganHood will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and VeganHood is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although VeganHood will carry some insurance, VeganHood may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, VeganHood could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect VeganHood's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of VeganHood's management will coincide: you both want VeganHood to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want VeganHood to act conservative to make sure they are best equipped to repay the Note obligations, while VeganHood might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If VeganHood needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with VeganHood or management), which is responsible for monitoring VeganHood's compliance with the law. VeganHood will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if VeganHood is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if VeganHood fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of VeganHood, and the revenue of VeganHood can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of VeganHood to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by VeganHood. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
VeganHood isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
About Us
Blog
Press
FAQ
Referral Program
Business Resource Center
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy

investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.